SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated June 9, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

FOR IMMEDIATE RELEASE

Manulife Financial partners with CGI to build upon Halifax
operations by creating the International SystemsDevelopment Centre (ISDC)

Halifax, Nova Scotia, June 9, 2004 – Manulife Financial (TSX, NYSE and PSE: MFC) has selected CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), among the largest independent information technology and business process services firms in North America, to create an information technology support centre in Halifax. The mission of this centre of expertise will be to provide systems development, maintenance and integration services to Manulife and other CGI clients in the U.S. and Europe.

The memorandum of understanding, when finalized as a contract, would be valued at CDN$120 million for a five-year agreement. As part of the agreement, 300 Halifax-based technology professionals will join CGI in September 2004. Over time, CGI expects to grow employment at the centre to 500 technology professionals.

“We are committed to a substantial presence in Halifax following our recent acquisition of Maritime Life and this is a major step toward that goal,” said Bruce Gordon, senior executive vice president and general manager of Manulife Financial’s Canadian Operations.

“We see Halifax as a central part of our business and sought a leader in applications maintenance and development with a strong client service focus. In joining forces with CGI, we are collaborating with a global partner. CGI possesses deep skills in the insurance sector and has a proven track record in building and maintaining industry-specific centres.”

The centre will become CMM and ISO 9001 quality certified. The Capability Maturity Model (CMM) describes the principles and practices underlying software process maturity. It covers practices for planning, engineering, and managing software development and maintenance. Quality processes have always been at the forefront of CGI’s operations. In 1994, CGI became the first information technology company in North America to become ISO 9001 certified for its project management framework.

Michael Roach, CGI’s president and chief operating officer added: “We are proud to be embarking on this initiative with Manulife and look forward to continued collaboration. As part of our commitment, we will be investing in our Halifax operations including the development and training of our professionals. In creating this and other such centres moving forward, we are clearly taking steps to further build our near-shore capabilities enabling us to better serve our North America and European clients via our global delivery model.”

Manulife Financial Corporation and John Hancock Financial Services, Inc., including its Canadian subsidiary, The Maritime Life Assurance Company, completed their merger on April 28, after receiving all necessary regulatory and shareholder approvals.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Pro forma funds under management by Manulife Financial and its subsidiaries were Cdn$355.9 billion (US$271.6 billion) as at March 31, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at March 31, 2004, CGI’s order backlog was CDN$12.0 billion (US$9.1 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s and Manulife Financial’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s and Manulife Financial’s Annual Reports or Form 40-Fs filed with the SEC, the Companies’ Annual Information Forms filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI and Manulife Financial disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Manulife Financial
Investor relations
Edwina Stoate
Vice president, investor relations
1-800-795-9767 or (416) 926-3490

Media Relations
Toronto Donna Lindell Vice president, corporate communications (416) 926-5226	Halifax Joanne Gerrish Communications consultant (902) 493-6538

CGI
Investor relations

Ronald White
Director, investor relations
(514) 841-3230

Media relations

Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: June 10, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary